C A D W A L A D E R	Cadwalader, Wickersham & Taft LLP
650 South Tryon Street, Charlotte, NC 28202
Tel +1 704 348 5100 Fax +1 704 348 5200
www.cadwalader.com

January 10, 2025

Komul Chaudhry

Arthur Sandel
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form SF-3 Filed November 27, 2024 File No. 333-283510

Dear Ms. Chaudhry and Mr. Sandel:

We are counsel to Banc of America Merrill Lynch Commercial Mortgage Inc. (the “Registrant”). We have reviewed your letter dated December 23, 2024 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission to the Depositor’s registration statement (File No. 333-283510) on Form SF-3 as filed on November 27, 2024. We have discussed the comments indicated in the Comment Letter with various representatives of the Registrant, and the Registrant’s responses are set forth below. Capitalized terms in this letter used without definition have the meanings given them in the form of prospectus contained in the revised form of registration statement submitted herewith.

For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Registrant’s response.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

The Registrant confirms that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and

Henry A. LaBrun     Tel +1 (704) 348-5149              Henry.LaBrun@cwt.com

C A D W A L A D E R

Komul Chaudhry

Arthur Sandel

January 10, 2025

timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Form of Prospectus

Risk Factors

Cyberattacks or Other Security Breaches Could Have a Material Adverse Effect..., page 53

2.	We note your disclosure sets forth an example that, “hackers recently engaged in attacks against organizations that are designed to disrupt key business services. There can be no assurances that the sponsors, the master servicer, the special servicer, the borrowers, or the other transaction parties will not suffer any such losses in the future.” Please revise to explain the relevancy of these attacks or provide further detail.

The Registrant has revised Amendment No. 1 to clarify the language.

Limitation on Rights of Certificateholders to Institute a Proceeding, page 371

3.	We note your disclosure about the limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.

The Registrant has revised Amendment No. 1 accordingly.

Pending Legal Proceedings Involving Transaction Parties, page 392

4.	We note that you have disclosed that “sponsors have been involved in, and are currently involved in, certain litigation or potential litigation, including actions related to repurchase claims.” Please revise to provide further detail and confirm that the disclosure will be updated to reflect current status at the time of an offering.

The Registrant has revised Amendment No. 1 accordingly.

C A D W A L A D E R

Komul Chaudhry

Arthur Sandel

January 10, 2025

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

5.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrant has filed the remaining exhibits as part of Amendment No. 1.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Henry A. LaBrun

Henry A. LaBrun

cc:    Leland F. Bunch, III

        Paul Kurzeja, Esq.